Table of Contents

EXHIBIT 4.23

 Exhibit 4.23
English Language Summary

Supply and Services Agreement for the Expansion of the WCDMA network of Telemig S.A.(the “Agreement”)

Parties: Telemig Celular S.A. (“Telemig”), on the one side, and Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda., Ericsson Gestão e Serviços de Telecomunicações Ltda. (collectively, “Ericsson”), on the other side.

Date: June 18, 2008.

Purpose: Supply of equipment (hardware and software), materials and the rendering of services (engineering, installation, setup, integration, testing, activation, training, optimization and temporary operation of the installed network components), within the scope of providing Telemig with a WCDMA network which is installed, configured, documented, tested and operating according to the specifications detailed in the Agreement.

Amount: R$128,512,839.16.

Payment: The time of payment is determined according to each purchase order placed by Telemig. A certain amount is due upon delivery and the remaining portions of the price are due when the equipment or services are temporarily accepted and/or deemed functional and when the equipment or services are accepted and/or deemed functional on a permanent basis.

Term: From April 28, 2008 to December 31, 2011.